Exhibit 1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Approves Dividend

Saskatoon, Saskatchewan, Canada, December 4, 2014   .    .     .     .     .     .     .     .     .     .     .     .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that its board of directors has approved a quarterly cash dividend of $0.10 per common share, payable on January 15, 2015 to shareholders of record on December 31, 2014.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190